SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 28 May 2010

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Result of AGM

Exhibit No: 99.1

ISSUED ON BEHALF OF INTERCONTINENTAL HOTELS GROUP PLC

Results of 2010 Annual General Meeting

The Annual General Meeting of InterContinental Hotels Group PLC was held on Friday 28 May 2010.

All resolutions set out in the Notice of Meeting were duly passed on a poll.  The number of votes for and against each of the resolutions put before the Meeting and the number of votes withheld were as follows:

	RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	TOTAL VOTES	VOTES WITHHELD
1.	Receipt of Financial Statements 2009	179,022,129	99.93	118,124	0.07	179,140,253	819,381
2.	Approval of Directors' Remuneration Report	176,309,241	99.80	345,271	0.20	176,654,512	3,303,770
3.	Declaration of final dividend	179,423,950	100.00	7,616	0.00	179,431,566	527,392
4a.	Elect Graham Allan as a director	179,355,070	99.96	70,809	0.04	179,425,879	533,079
4b.	Re-elect Ralph Kugler as a director	179,132,646	99.84	287,817	0.16	179,420,463	538,495
4c.	Re-elect David Webster as a director	175,551,387	97.84	3,872,984	2.16	179,424,371	534,587
5.	Re-appointment of Auditors	177,126,609	99.47	949,099	0.53	178,075,708	1,883,250
6.	Authority to set Auditors' remuneration	176,815,453	98.56	2,579,225	1.44	179,394,678	564,280
7.	Political donations	178,065,145	99.37	1,123,360	0.63	179,188,505	770,453
8.	Allotment of shares	155,867,150	89.72	17,858,226	10.28	173,725,376	6,233,582
9.	Disapplication of pre-emption rights	179,147,752	99.89	193,209	0.11	179,340,961	617,997
10.	Authority to purchase own shares	179,280,468	99.93	134,420	0.07	179,414,888	544,070
11.	Adoption of new Articles of Association	179,124,575	99.89	199,664	0.11	179,324,239	634,719
12.	Notice of General Meetings	169,379,182	94.44	9,977,862	5.56	179,357,044	601,914

NOTES:

1.   The 'For' vote includes those giving the Chairman discretion.

2.   Votes 'Withheld' are not counted in the calculation of the proportion of votes 'For' or 'Against' a resolution.

3.   The total number of ordinary shares in issue, excluding Treasury shares, on Wednesday 26 May 2010 was 288,438,552.

4.   Copies of the resolutions passed, other than resolutions concerning ordinary business, will be submitted to the UK Listing Authority and will be available for inspection at their
Document Viewing Facility, which is situated at The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

For further information, please contact:
Investor Relations (Heather Wood; Catherine Dolton):                    +44 (0) 1895 512 176
Media Affairs (Leslie McGibbon; Emma Corcoran):                        +44 (0) 1895 512 425
                                                                                                +44 (0) 7808 094 471

Notes to Editors:
InterContinental Hotels Group (IHG) [LON:IHG, NYSE:IHG (ADRs)] is the world's largest hotel group by number of rooms.  IHG franchises, leases, manages or owns, through various subsidiaries, over 4,400 hotels and more than 650,000

guest rooms in 100 countries and territories around the world.  The Group owns a portfolio of well recognised and respected hotel brands including InterContinental® Hotels & Resorts, Hotel Indigo®, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites® and Candlewood Suites® and also manages the world's largest hotel loyalty programme, Priority Club
®
R ewards
with 48 million members worldwide.

IHG has 1,300 hotels in its development pipeline, which will create 160,000 jobs worldwide over the next few years.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales.

IHG offers information and online reservations for all its hotel brands at
www.ihg.com
and information for the Priority Club Rewards programme at
www.priorityclub.com
. For the latest news from IHG, visit our online Press Office at
www.ihg.com/media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	28 May 2010